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April 12, 2013

Writer’s Direct Contact 415.268.6617 BParris@mofo.com

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Starburst II, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 15, 2013

File No. 333-186448

Dear Mr. Spirgel:

We enclose herewith, on behalf of Starburst II, Inc. (the “Company”), clean and marked copies of Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated March 25, 2013. Amendment No. 2 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Summary of the Proxy Statement-Prospectus, page 1

1.	We note your response to prior comment 4. Please revise to separately state whether there have been any material changes in Sprint’s operations, performance, or in any of the projections or assumptions upon which your advisors based their opinion or whether you expect such changes to occur before your meeting. Note that we are not asking you to request updated opinions from your advisors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4.

Larry Spirgel

April 12, 2013

Page Two

Unaudited Pro Forma Condensed Combined Financial Information, pages 24-41

2.	We note your response to comment 35. We also note your reference to your June 25, 2008 pre-clearance memorandum to the Staff in support of your original position that although you maintained a majority voting interest in Clearwire you lacked the ability to exercise control over the operational and financial policies of Clearwire allowing you to account for Clearwire using the equity method. In the June 25, 2008 memorandum, you refer to two provisions in particular that collectively constituted “a substantive minority shareholder participating right.” The first related to your inability to control the four-member Compensation Committee because of its two-thirds approval structure when you could only designate one member. The second regarded your inability to appoint or remove the CEO and executive management, who would be responsible for preparing and presenting the budget to the Board, because you did not control the ten Board directors required for such action. Please explain whether any terms of these two substantive participatory governance rights have been modified in the intervening years providing you either with increased ability to control the Compensation Committee or with the ability to appoint or remove the CEO and executive management. Tell us whether the Compensation Committee requires all four designees to cast votes in order for the two-thirds approval requirement to take effect. Furthermore, please explain the power of the Board in accepting, rejecting or revising the budget as prepared and presented by management.

Response: Sprint confirms that the two provisions identified in Sprint’s June 25, 2008 pre-clearance memorandum with the Staff and that formed the basis of determining that the minority owners are provided with substantive minority participatory rights have not been modified in the intervening years to provide Sprint with increased ability to control the Compensation Committee or with the ability to appoint or remove the CEO and executive management of Clearwire. Additionally, Sprint confirms that the approval of two-thirds of the Compensation Committee is required to approve any action taken by the Compensation Committee and all four designees must cast a vote for the two-thirds approval requirement to take effect. Sprint can only designate one of the four members on the Compensation Committee. Therefore, in order for a Compensation Committee action to be effective, any action approved by a Sprint designee must also be approved by at least two additional members of the Compensation Committee. Conversely, Sprint cannot unilaterally block the actions of the Compensation Committee.

The power of the Clearwire Board in accepting, rejecting or revising the budget as prepared and presented by management requires the determination by a simple

Larry Spirgel

April 12, 2013

Page Three

majority of the Clearwire Board, unchanged since the formation of Clearwire. Sprint addressed the power of the Clearwire Board in relation to accepting, rejecting or revising the budget in a telephonic call with the Staff on July 14, 2008. Sprint reconfirms that in its assessment of the substantive minority participatory rights, it considered the rights associated with the simple majority’s ability to accept, reject or revise the budget and concluded that this right does not reduce, negate or eliminate the substantive participatory rights of the minority.

At the time of Sprint’s pre-clearance discussions with the Staff, there was not yet any indication of the identity of Sprint’s designees or any track record with respect to actions taken by the Clearwire Board. Sprint’s appointees to the Clearwire Board currently consist entirely of independent directors, and actions taken by the Clearwire Board have demonstrated its independence from Sprint and the other parties to the Equityholders’ Agreement. As an independent board of a significant Delaware public company, the Clearwire Board has only engaged in review and oversight of business plans and annual budgets presented to the Board by Clearwire management and has not undertaken development or redrafting of budgets. In any event, all of the Clearwire directors (including those nominated by Sprint) have a fiduciary duty to act in the best interests of Clearwire and all of its stockholders, and Sprint does not have any ability to influence the actions of the independent directors nominated by it.

The assessment of whether rights of the minority stockholders overcome the presumption of consolidation by the investor with a majority voting interest is a matter of judgment that depends on facts and circumstances. Sprint’s analysis of the minority rights at formation was based on the contractual rights available to the minority. Subsequent to formation, the Company has had the opportunity to also evaluate the substance of actual decision making and the influence of Sprint and/or the minority in the decisions of Clearwire management. Sprint believes the actions of Clearwire in the decision making of their business, including operating and capital decisions, not only corroborate but strengthen Sprint’s initial conclusion regarding the substantive participation rights of the minority and Sprint’s inability to control Clearwire.

Note 5—Unaudited Prom Forma Adjustments, pages 33—37

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 34

3.	In regard to your purchase accounting and purchase price adjustment to Other liabilities, please explain and disclose how the elimination of the $1.4 billion of deferred rent primarily resulting from recognizing lease expense from tower leases on a straight line basis is directly attributable to the transaction.

Larry Spirgel

April 12, 2013

Page Four

Response: ASC 805, Business Combinations, requires the use of the acquisition method, which requires the initial recognition, as of the measurement date, of identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree at fair value. To qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must meet the definition of assets and liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements, at the measurement date.

The existence of deferred rent in the historical financial statements of an acquiree is the result of existing authoritative guidance applicable to accounting for operating leases with escalating rent payments over the lease term. ASC 840-20-25-2 requires the recognition of rent expense on a straight-line basis for operating lease agreements subject to escalating payment terms. Accordingly, during the term of a lease arrangement, deferred rent balances associated with the difference between cash payments to a lessor and rent expense recognized by the lessee results in liabilities recognized on the balance sheet of the lessee that do not meet the definition of a liability, which is defined as “probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of a past transaction or events.” Further, ASC 805-20-25-11, states that the acquirer shall recognize no assets or liabilities related to an operating lease in which the acquiree is the lessee except for leases with off-market terms and lease agreements containing an identifiable intangible asset. Neither of these exceptions relate to Sprint’s historical deferred rent balances.

The unaudited pro forma condensed combined balance sheet adjustments described on pages 33 through 35, 39 and 40 reflect the adjustments required by existing authoritative guidance on business combinations to eliminate the balances from the acquiree’s historical financial statements that do not meet the definition of a liability.

In addition to the existing authoritative guidance provided above, the Company notes that the implementation guidance published by each of the “Big Four” accounting firms supports the adjustment reflected in Sprint’s unaudited pro forma condensed combined balance sheet as directly attributable to the transaction. Please refer to Appendix A for excerpts of each firms’ guidance.

The basis for the adjustment in the unaudited condensed combined pro forma financial statements is a result of the application of existing authoritative guidance. The Company has modified its disclosure to provide further clarification as requested by the Staff.

Larry Spirgel

April 12, 2013

Page Five

Note 7—Consolidation of Clearwire Corporation, page 38

4.	We note the expanded disclosure in footnote 7(c)i. Please further revise this disclosure, and advise us, to clarify how the $1.1 billion adjustment to eliminate Sprint’s equity method pick-up of Clearwire’s loss was calculated, considering Sprint’s ownership interest during 2012 and the amount of Clearwire’s total net loss.

Response: Sprint accounts for its investment in Clearwire by application of the equity method of accounting using the measurement principles outlined in ASC 323-10-35. The amount reflected as an elimination of $1.1 billion in footnote 7(c)i represents the amounts associated with Sprint’s equity in losses from Clearwire as reflected in Sprint’s consolidated statement of comprehensive loss for the year ended December 31, 2012.

As disclosed in Note 4, Investments to Sprint’s audited financial statements, which are incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4, Sprint’s losses from its investment in Clearwire consist of Sprint’s share of Clearwire’s net loss and other adjustments, if any, such as non-cash impairment of Sprint’s investment and gains or losses associated with the dilution of Sprint’s ownership interest resulting from Clearwire’s equity issuances.

Clearwire’s net loss was approximately $1.9 billion, of which $168 million was related to discontinued operations. In accordance with SEC Regulation S-X, Article 11-02(b)(5), the pro forma condensed income statement shall disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. As such, the net loss from continuing operations for Clearwire, as presented in the unaudited condensed combined statement of operations, excludes any amounts associated with Clearwire’s net loss from discontinued operations. However, Sprint’s equity in losses from Clearwire of approximately $950 million reported in Sprint’s audited statement of operations reflects Sprint’s proportionate interest in Clearwire’s net loss during 2012, and is inclusive of the loss from Clearwire’s discontinued operations. Sprint also recognized a pre-tax impairment of $204 million to its investment in Clearwire during the year ended 2012 reflecting Sprint’s reduction in the carrying value of the investment in Clearwire to an estimate of fair value. Also during the year ended December 31, 2012, Sprint recognized amortization of basis differences totaling $53 million, which resulted in a reduction in Sprint’s reported equity in losses from Clearwire.

The Company has modified its disclosure on page 38 to provide further details as requested by the Staff.

Larry Spirgel

April 12, 2013

Page Six

Note 8—Clearwire Pro Forma Adjustments, pages 39-41

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 39

5.	In regard to your purchase accounting and purchase price adjustment to Other liabilities, please explain and disclose how the elimination of the $717 million of deferred rent primarily related to straight lining operating leases is directly attributable to the transaction.

Response: Please refer to our written response to comment 3 above.

Background of the SoftBank Merger, page 79

6.	We note your response to comment 15 and related revised disclosure on page 83. We note the Sprint board of directors also (i) evaluated and discussed with its financial advisors the financial, operational, and strategic status of a number of domestic and international companies, (ii) assessed the interest of these companies in mergers and acquisitions, and (iii) commented on how such interest, activities, and status might impact their interest in any combination with Sprint. Please further detail how the board commented on such interest, activities, and status.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84.

Summary of Financial Analyses of Sprint Financial Advisors, page 98

7.	We note your responses to comments 25 to 27 and 31 and your related revisions. We reissue our comments in part.

•	For the discussion under Illustrative Implied Stock Price Premiums on page 101, disclose whether the advisors noted anything after making comparisons.

•

For the discussion under Illustrative Standalone Discounted Cash Flow Analyses on page 101, disclose whether the advisors noted anything after making the comparison and whether the implied values fell within or outside (above or below) the range of implied standalone values.

•	For the discussion under Trading Statistics on page 102, disclose whether the advisors noted anything after making the comparison and whether

Larry Spirgel

April 12, 2013

Page Seven

the implied values fell within or outside (above or below) the range of implied standalone values.

•

For the discussion under Selected Precedent Transactions Analysis on page 103, disclose whether the advisors noted anything after making the comparison and whether the implied values fell within or outside (above or below) the range of implied standalone values.

•

For the Illustrative Premiums Paid Analysis on page 104, disclose whether the advisors noted anything after making the comparison and whether the implied values fell within or outside (above or below) the range of implied standalone values.

Response: The Company respectfully advises the Staff that the Company believes that Sprint’s financial advisors’ analyses should be considered as a whole and that selecting portions of their analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying their analyses and opinions. For this reason, the Company respectfully advises the Staff that it believes it could create a misleading or incomplete view of the financial analyses performed by Sprint’s financial advisors to (a) include whether the financial advisors noted anything with respect to any particular analysis or (b) expressly state with respect to each analysis whether the implied values of Aggregate Merger Consideration fell within or outside the ranges produced by individual analyses.

Selected Precedent Transactions Analysis, page 103

8.	We note your response to comment 30. We reissue our comment. We understand there are inherent differences in Sprint and AT&T, T-Mobile, and MetroPCS. However, because of these differences, the advisors appear to have exercised their judgment. Therefore please disclose the material parts of these judgments.

Response: The Company has modified its disclosure on page 105 to provide further details as requested by the Staff.

Illustrative Premiums Paid, page 103

9.	We note your response to comment 32 and related revisions of deleting “other factors” and adding disclosure regarding Sprint’s advisors’ experience and judgment. Please detail the material factors that underlie the advisors’ experience and judgment that caused them to determine the disclosed range as appropriate.

Larry Spirgel

April 12, 2013

Page Eight

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 105.

We appreciate your time and attention to this Amendment No. 2, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (415) 268-6617.

Sincerely,

/s/ Brandon C. Parris
Brandon C. Parris

cc:	Celeste M. Murphy (Division of Corporate Finance)

Ajay Koduri (Division of Corporate Finance)

Robert S. Littlepage (Division of Corporate Finance)

Joe Cascarano (Division of Corporate Finance)

Ronald D. Fisher (Starburst II, Inc.)

Kenneth A. Siegel (Morrison & Foerster LLP)

Robert S. Townsend (Morrison & Foerster LLP)

Charles R. Wunsch (Sprint Nextel Corporation)

Thomas H. Kennedy (Skadden, Arps, Slate, Meagher & Flom LLP)

Enclosures

Larry Spirgel

April 12, 2013

Page Nine

Appendix A

Excerpts from “Big Four” Accounting Firms’

Implementation Guidance on Business Combinations

Excerpt from KPMG’s Accounting for Business Combinations and Noncontrolling Interests

PREPAID OR ACCRUED RENT RECOGNIZED BY AN ACQUIREE ON OPERATING LEASES

7.051 Regardless of whether an acquiree is the lessee or lessor, prepaid or accrued rent previously recorded by an acquiree to recognize rental expense or income on a straight-line basis in accordance with the provisions of ASC Topic 840 including ASC paragraph 840-20-25-2 should not be recognized under the acquisition method, as such amounts do not meet the definition of an asset or a liability under Concepts Statement 6. Rather, the remaining future rental payments required under the terms of an operating lease are considered in assessing whether an asset or a liability should be recognized by the acquirer for a favorable or unfavorable contract at the acquisition date.

Excerpt from PricewaterhouseCoopers’ A Global Guide to Accounting for Business Combinations and Noncontrolling Interests

2.5.17 Deferred Charges Arising from Leases

The balance sheet of an acquiree before the acquisition date may include deferred rent related to an operating lease. The recognition of deferred rent is the result of the existing accounting guidance to generally recognize lease income (lessor) or expense (lessee) on a straight-line basis if the lease terms include increasing or escalating lease payments [ASC 840-20-25-2; IAS 17.33]. The acquirer should not recognize the acquiree’s deferred rent using the acquisition method, because it does not meet the definition of an asset or liability. The acquirer may record deferred rent starting from the acquisition date in the postcombination period based on the terms of the assumed lease.

Excerpt from Ernst & Young’s Business Combinations

4.4.4.1.1 Lessee accounting

An acquirer would not recognize any deferred rent previously recognized by the acquired entity because the lease is recognized at its acquisition-date fair value and the acquiree’s deferred rent does not meet the definition of an asset or liability at the acquisition date.

Larry Spirgel

April 12, 2013

Page Ten

Excerpt from Deloitte & Touche’s Q&A

Company A is a retailer with 500 stores, all of which are leased. Company A determined that all store leases were properly classified as operating leases in accordance with the criteria in ASC 840. Company A has recorded a deferred rent liability as of March 30, 20X9, consisting of straight-line rent and unamortized tenant allowances on the leased stores. On March 30, 20X9, Company B acquired Company A.

Question

Should B recognize the deferred rent liability previously recorded by A when B records the acquisition?

Answer

No. ASC 805-20-25-11 through 25-13 note that the acquirer in a business combination should recognize no assets or liabilities related to an operating lease in which the acquiree is the lessee. However, the following two exceptions would apply:

1. Company B would recognize an intangible asset if the terms of the operating lease were favorable or a liability if the terms were unfavorable relative to market terms.

2. Company B may have acquired an identifiable intangible asset if a willing market participant would pay a price for the lease even if it is at market rates (i.e., to provide entry into an otherwise impenetrable market).

Although ASC 805 nullified EITF Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree,” the guidance in this Issue is still relevant. In accordance with the conclusion in Issue 01-3, B has not assumed a legal obligation for the deferred rent recorded by A; therefore, the deferred rent does not qualify as a liability to be recorded by B.

In addition, B would reassess the total future rent expense after the consummation of the acquisition to determine whether it would need to record deferred rent prospectively.